                                                                    Exhibit 99.1

            AMDOCS LIMITED REPORTS RECORD REVENUE AND STRONG EARNINGS

PRESS RELEASE                                                      (AMDOCS LOGO)

  AMDOCS REPORTS 10% GROWTH IN QUARTERLY DILUTED NON-GAAP EARNINGS PER SHARE TO
                                     $0.54;
                    DILUTED GAAP EARNINGS PER SHARE OF $0.40

Key highlights:

     -    Third quarter revenue increased 14% to $712 million

     - 10% increase in third quarter diluted non-GAAP EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, to $0.54, exceeding guidance of $0.50-$0.52

     -    Diluted GAAP EPS of $0.40 for the quarter

     -    Free cash flow of $87 million for the quarter

     - Fourth quarter fiscal 2007 guidance: Expected revenue of approximately $725-$735 million and diluted non-GAAP EPS of $0.52 - $0.54, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.40-$0.43

ST. LOUIS, MO - JULY 18, 2007 - Amdocs Limited (NYSE: DOX) today reported that for the quarter ended June 30, 2007, revenue was $712.1 million, an increase of 13.7% from last year's third quarter. Net income on a non-GAAP basis was $120.6 million, or $0.54 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets and excluding equity-based compensation expense, net of related tax effects, of $32.4 million), compared to non-GAAP net income of $106.2 million, or $0.49 per diluted share, in the third quarter of fiscal 2006 (excluding acquisition-related costs, which include amortization of purchased intangible assets and the write-off of in-process research and development and excluding equity-based compensation expense, net of related tax effects, of $20.6 million). The Company's GAAP net income was $88.2 million, or $0.40 per diluted share, compared to GAAP net income of $85.6 million, or $0.39 per diluted share, in the third quarter of fiscal 2006. Free cash flow for the quarter was $87.1 million, comprised of cash flow from operations of $126.5 million less $39.4 million in net capital expenditures and other.

"One of Amdocs' key differentiators is that our customers - the leading service providers in the world - view us as a strategic partner, and that translates into long-term relationships and continued new business opportunities with those customers. In fact, while we enjoyed new wins, much of the growth in revenue and earnings this quarter was driven by existing business," said Dov Baharav, chief executive officer of Amdocs Management Limited. "As service providers continue to transform themselves, Amdocs remains the partner of choice to deliver complex projects. During the quarter we met a number of key delivery milestones for our customers, which will lead to expanded business opportunities in the future."

Baharav continued, "Amdocs is the only company to comprehensively address service providers' needs for customer experience systems innovation, offering the market-defining software portfolio combined with services that extend from strategy to execution. We combine relentless innovation with an unmatched foundation of business process best practices. We enjoy a unique competitive advantage steeped in industry expertise and unmatched experience working with the market leaders. We have sound reason to be excited about the opportunities for Amdocs and the growth of our company in the years to come."

Amdocs new business included a variety of wins across geographies and lines of business. These wins include a transformation project to extend into OSS for a customer that is currently using Amdocs BSS systems. In the broadband cable and satellite market, the Company continued to convert subscribers onto an Amdocs system. The Company had other wins supporting next generation projects around the world and wins in the emerging markets.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the fourth quarter of fiscal 2007 will be approximately $725-$735 million. Diluted earnings per share on a non-GAAP basis for the fourth quarter are expected to be $0.52-$0.54, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.40-$0.43.

Amdocs will host a conference call on July 18, 2007 at 5 p.m. Eastern Time to discuss the Company's third quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

     -    amortization of purchased intangible assets;

     -    in-process research and development write-off and other;

     -    restructuring charges;

     -    equity-based compensation expense; and

     -    tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off and other, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

ABOUT AMDOCS

Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experience(TM) - at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help our customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $2.48 billion in fiscal 2006, Amdocs has over 16,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2006 and in our quarterly Form 6-K furnished on February 6 and May 11, 2007.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           THREE MONTHS ENDED      NINE MONTHS ENDED
                                                JUNE 30,                JUNE 30,
                                          -------------------   -----------------------
                                            2007       2006        2007         2006
                                          --------   --------   ----------   ----------
Revenue:
   License                                $ 43,821   $ 23,220   $  113,091   $   85,172
   Service                                 668,270    603,228    1,996,393    1,729,433
                                          --------   --------   ----------   ----------
                                           712,091    626,448    2,109,484    1,814,605
Operating expenses:
   Cost of license                             960        995        3,045        2,973
   Cost of service                         448,795    402,626    1,330,776    1,165,010
   Research and development                 56,727     46,455      174,929      131,392
   Selling, general and administrative      94,445     74,940      274,895      227,289
   Amortization of purchased intangible
      assets                                19,175      8,547       55,785       23,588
   Restructuring charges, in-process
      research and development and
      other (1)                                 --      8,415        6,761        8,415
                                          --------   --------   ----------   ----------
                                           620,102    541,978    1,846,191    1,558,667
                                          --------   --------   ----------   ----------
Operating income                            91,989     84,470      263,293      255,938
Interest income and other, net              14,290     14,938       36,928       33,659
                                          --------   --------   ----------   ----------
Income before income taxes                 106,279     99,408      300,221      289,597
Income taxes                                18,098     13,823       31,527       46,916
                                          --------   --------   ----------   ----------
Net income                                $ 88,181   $ 85,585   $  268,694   $  242,681
                                          ========   ========   ==========   ==========
Basic earnings per share                  $   0.42   $   0.42   $     1.30   $     1.20
                                          ========   ========   ==========   ==========
Diluted earnings per share (2)            $   0.40   $   0.39   $     1.22   $     1.13
                                          ========   ========   ==========   ==========
Basic weighted average number of shares
   outstanding                             208,262    204,404      207,332      202,474
                                          ========   ========   ==========   ==========
Diluted weighted average number
   of shares outstanding                   223,775    220,109      222,997      217,633
                                          ========   ========   ==========   ==========

(1) Restructuring charges, in-process research and development and other for the nine months ended June 30, 2007 include the following: restructuring charges of $6,011, in-process research and development of $2,666 offset by other acquisition related income of $1,916. Restructuring charges, in-process research and development and other for the three and nine months ended June 30, 2006 include in-process research and development of $8,415.

(2) To reflect the impact of assumed conversion of the convertible notes, $985 and $2,955, representing interest expense and amortization of issuance costs, were added back to net income for the three and nine months ended June 30, 2007, respectively, and $985 and $2,964 were added back to net income for the three and nine months ended June 30, 2006, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
                           SELECTED FINANCIAL METRICS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                        JUNE 30,                JUNE 30,
                                  -------------------   -----------------------
                                    2007       2006        2007         2006
                                  --------   --------   ----------   ----------
Revenue                           $712,091   $626,448   $2,109,484   $1,814,605
Non-GAAP operating income          123,843    112,380      365,809      319,889
Non-GAAP net income                120,576    106,169      353,163      291,678
Non-GAAP diluted earnings per
   share (1)                      $   0.54   $   0.49   $     1.60   $     1.35
Diluted weighted average number
   of shares outstanding           223,775    220,109      222,997      217,633

(1) To reflect the impact of assumed conversion of the convertible notes, $985 and $2,955, representing interest expense and amortization of issuance costs, were added back to net income for the three and nine months ended June 30, 2007, respectively, and $985 and $2,964 were added back to net income for the three and nine months ended June 30, 2006, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED JUNE 30, 2007
                                                 ----------------------------------------------------------
                                                                          RECONCILIATION ITEMS
                                                            -----------------------------------------------
                                                            AMORTIZATION
                                                            OF PURCHASED   EQUITY BASED
                                                             INTANGIBLE    COMPENSATION     TAX
                                                   GAAP        ASSETS         EXPENSE     EFFECT   NON-GAAP
                                                 --------   ------------   ------------   ------   --------
Operating expenses:
   Cost of license                               $    960     $     --       $     --     $  --    $    960
   Cost of service                                448,795           --         (6,587)       --     442,208
   Research and development                        56,727           --         (1,734)       --      54,993
   Selling, general and administrative             94,445           --         (4,358)       --      90,087
   Amortization of purchased intangible assets     19,175      (19,175)            --        --          --
                                                 --------     --------       --------     -----    --------
Total operating expenses                          620,102      (19,175)       (12,679)       --     588,248
                                                 --------     --------       --------     -----    --------
Operating income                                   91,989       19,175         12,679        --     123,843
                                                 --------     --------       --------     -----    --------
Income taxes                                       18,098           --             --      (541)     17,557
                                                 --------     --------       --------     -----    --------
Net income                                       $ 88,181     $ 19,175       $ 12,679     $ 541    $120,576
                                                 --------     --------       --------     -----    --------

                                                                       THREE MONTHS ENDED JUNE 30, 2006
                                                 ----------------------------------------------------------------------------
                                                                             RECONCILIATION ITEMS
                                                            ------------------------------------------------------
                                                            AMORTIZATION
                                                            OF PURCHASED     IN-PROCESS    EQUITY BASED
                                                             INTANGIBLE     RESEARCH AND   COMPENSATION      TAX
                                                   GAAP        ASSETS       DEVELOPMENT       EXPENSE      EFFECT    NON-GAAP
                                                 --------   ------------   -------------   ------------   --------   --------
Operating expenses:
   Cost of license                               $    995     $    --         $    --        $     --     $    --    $    995
   Cost of service                                402,626          --              --          (4,165)         --     398,461
   Research and development                        46,455          --              --          (1,232)         --      45,223
   Selling, general and administrative             74,940          --              --          (5,551)         --      69,389
   Amortization of purchased intangible assets      8,547      (8,547)             --              --          --          --
   Restructuring charges, in-process research
      and development and other                     8,415          --          (8,415)             --          --          --
                                                 --------     -------         -------        --------     -------    --------
Total operating expenses                          541,978      (8,547)         (8,415)        (10,948)         --     514,068
                                                 --------     -------         -------        --------     -------    --------
Operating income                                   84,470       8,547           8,415          10,948          --     112,380
                                                 --------     -------         -------        --------     -------    --------
Income taxes                                       13,823          --              --              --       7,326      21,149
                                                 --------     -------         -------        --------     -------    --------
Net income                                       $ 85,585     $ 8,547         $ 8,415        $ 10,948     $(7,326)   $106,169
                                                 --------     -------         -------        --------     -------    --------

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                              NINE MONTHS ENDED
                                                                JUNE 30, 2007
                              ---------------------------------------------------------------------------------
                                                             RECONCILIATION ITEMS
                                           -------------------------------------------------------
                                                          RESTRUCTURING
                                                             CHARGES,
                                           AMORTIZATION     IN-PROCESS       EQUITY
                                           OF PURCHASED    RESEARCH AND       BASED
                                            INTANGIBLE     DEVELOPMENT    COMPENSATION      TAX
                                 GAAP         ASSETS        AND OTHER        EXPENSE       EFFECT     NON-GAAP
                              ----------   ------------   -------------  -------------   ---------   ----------
Operating expenses:
   Cost of license            $    3,045     $     --        $    --        $     --     $     --    $    3,045
   Cost of service             1,330,776           --             --         (18,914)          --     1,311,862
   Research and development      174,929           --             --          (5,099)          --       169,830
   Selling, general and
      administrative             274,895           --             --         (15,957)          --       258,938
   Amortization of
      purchased intangible
      assets                      55,785      (55,785)            --              --           --            --
   Restructuring charges,
      in-process research
      and development and
      other                        6,761           --         (6,761)             --           --            --
                              ----------     --------        -------        --------     --------    ----------
Total operating expenses       1,846,191      (55,785)        (6,761)        (39,970)          --     1,743,675
                              ----------     --------        -------        --------     --------    ----------
Operating income                 263,293       55,785          6,761          39,970           --       365,809
                              ----------     --------        -------        --------     --------    ----------
Income taxes                      31,527           --             --              --       18,047        49,574
                              ----------     --------        -------        --------     --------    ----------
Net income                    $  268,694     $ 55,785        $ 6,761        $ 39,970     $(18,047)   $  353,163
                              ----------     --------        -------        --------     --------    ----------

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                              NINE MONTHS ENDED
                                                                JUNE 30, 2006
                              ---------------------------------------------------------------------------------
                                                             RECONCILIATION ITEMS
                                           -------------------------------------------------------
                                           AMORTIZATION                      EQUITY
                                           OF PURCHASED     IN-PROCESS        BASED
                                            INTANGIBLE     RESEARCH AND   COMPENSATION      TAX
                                 GAAP         ASSETS       DEVELOPMENT       EXPENSE       EFFECT     NON-GAAP
                              ----------   ------------   -------------  -------------   ---------   ----------
Operating expenses:
   Cost of license            $    2,973     $     --        $    --        $     --      $     --   $    2,973
   Cost of service             1,165,010           --             --         (12,237)           --    1,152,773
   Research and development      131,392           --             --          (3,041)           --      128,351
   Selling, general and
      administrative             227,289           --             --         (16,670)           --      210,619
   Amortization of
      purchased intangible
      assets                      23,588      (23,588)            --              --            --           --
   Restructuring charges,
      in-process research
      and development and
      other                        8,415           --         (8,415)             --            --           --
                              ----------     --------        -------        --------      --------   ----------
Total operating expenses       1,558,667      (23,588)        (8,415)        (31,948)           --    1,494,716
                              ----------     --------        -------        --------      --------   ----------
Operating income                 255,938       23,588          8,415          31,948            --      319,889
                              ----------     --------        -------        --------      --------   ----------
Income taxes                      46,916           --             --              --        14,954       61,870
                              ----------     --------        -------        --------      --------   ----------
Net income                    $  242,681     $ 23,588        $ 8,415        $ 31,948      $(14,954)  $  291,678
                              ----------     --------        -------        --------      --------   ----------

                                 AMDOCS LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                               AS OF
                                                                      -----------------------
                                                                       JUNE 30,     SEPTEMBER
                                                                         2007       30, 2006
                                                                      ----------   ----------
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments    $1,151,649   $  979,381
Accounts receivable, net, including unbilled of $54,243 and
   $54,117 respectively                                                  480,433      425,805
Deferred income taxes and taxes receivable                               130,876      136,044
Prepaid expenses and other current assets                                 93,991       97,476
                                                                      ----------    ----------
    Total current assets                                               1,856,949    1,638,706
Equipment, vehicles and leasehold improvements, net                      258,272      220,290
Goodwill and other intangible assets, net                              1,804,077    1,809,322
Other noncurrent assets                                                  364,502      294,510
                                                                      ----------   ----------
Total assets                                                          $4,283,800   $3,962,828
                                                                      ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accruals                                         $  548,126   $  597,107
Short-term portion of capital lease obligations and other financing
   arrangements                                                            2,029        1,963
Deferred revenue                                                         243,917      253,376
Deferred income taxes and taxes payable                                  209,635      179,241
                                                                      ----------   ----------
    Total current liabilities                                          1,003,707    1,031,687
0.50% Convertible notes                                                  450,000      450,000
Noncurrent liabilities and other                                         315,216      326,976
Shareholders' equity                                                   2,514,877    2,154,165
                                                                      ----------   ----------
Total liabilities and shareholders' equity                            $4,283,800   $3,962,828
                                                                      ==========   ==========

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